SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                Under the Securities Exchange Act of 1934 (Amendment No. 5)



                               THE MORGAN GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock Par Value $0.015 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                    617358106
                                 (CUSIP Number)

                                   John Fikre
                            Morgan Group Holding Co.
                             401 Theodore Fremd Ave.
                            Rye, New York 10580-1435
                                 (914) 921-7601
--------------------------------------------------------------------------------
            Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 24, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

CUSIP No. 617358106                                                13D
------- ------------------------------------------------------------------------
------  NAMES OF REPORTING PERSONS
  1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Morgan Group Holding Co.                     I.D. No  13-4196940

------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                     (a)

                                                               (b)

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     Source of funds (SEE INSTRUCTIONS)
        OO

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2 (d) OR 2 (e)


------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

------------------------------------- ----- ------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
               SHARES                 :     4,722,200 (Item 5)
                                      :
            BENEFICIALLY

               OWNED

              BY EACH

             REPORTING

               PERSON

                WITH
------------------------------------- ----- ------------------------------------
                                      : 8 SHARED VOTING POWER
                                      :
                                      :     NONE
                                      :
------------------------------------- ----- ------------------------------------
                                      : 9 SOLE DISPOSITIVE POWER
                                      :
                                      :     4,722,200 (ITEM 5)
                                      :
------------------------------------- ----- ------------------------------------
                                      :10   SHARED DISPOSITIVE POWER
                                      :
                                      :     NONE
                                      :
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,722,200 (ITEM 5)

------- ------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        81.29%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        HC
------- ------------------------------------------------------------------------

CUSIP No. 617358106                                              13D
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Lynch Interactive Corporation               I.D. No  06-1458056
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF
        A GROUP (SEE INSTRUCTIONS)                          (a)

                                                            (b)

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     Source of funds (SEE INSTRUCTIONS)
        N/A

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2 (d) OR 2 (e)


------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

------------------------------------- ----- ------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
               SHARES                 :     NONE (Item 5)
                                      :
            BENEFICIALLY

               OWNED

              BY EACH

             REPORTING

               PERSON

                WITH
------------------------------------- ----- ------------------------------------
                                      : 8 SHARED VOTING POWER
                                      :
                                      :     NONE
                                      :
------------------------------------- ----- ------------------------------------
                                      : 9   SOLE DISPOSITIVE POWER
                                      :
                                      :     NONE (ITEM 5)
                                      :
------------------------------------- ----- ------------------------------------
                                      :10   SHARED DISPOSITIVE POWER
                                      :
                                      :     NONE
                                      :
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          NONE (ITEM 5)

------- ------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        N/A
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        HC
------- ------------------------------------------------------------------------

CUSIP No. 617358106                                                  13D
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brighton Communications Corporation                  I.D. No. 38-1799862
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF
        A GROUP (SEE INSTRUCTIONS)                           (a)


                                                             (b)

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     Source of funds (SEE INSTRUCTIONS)
        N/A

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2 (d) OR 2 (e)


------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

------------------------------------- ----- ------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
               SHARES                 :     NONE (Item 5)
                                      :
            BENEFICIALLY

               OWNED

              BY EACH

             REPORTING

               PERSON

                WITH
------------------------------------- ----- ------------------------------------
                                      : 8 SHARED VOTING POWER
                                      :
                                      :     NONE
                                      :
------------------------------------- ----- ------------------------------------
                                      : 9   SOLE DISPOSITIVE POWER
                                      :
                                      :     NONE (ITEM 5)
                                      :
------------------------------------- ----- ------------------------------------
                                      :10   SHARED DISPOSITIVE POWER
                                      :
                                      :     NONE
                                      :
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        NONE (ITEM 5)

------- ------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        N/A

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
------- ------------------------------------------------------------------------

CUSIP No. 617358106                                                  13D
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Mario J. Gabelli
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF
        A GROUP (SEE INSTRUCTIONS)                     (a)

                                                       (b)

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     Source of funds (SEE INSTRUCTIONS)
        PF

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

------------------------------------- ----- ------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
               SHARES                 :     20,000 (Item 5)
                                      :
            BENEFICIALLY

               OWNED

              BY EACH

             REPORTING

               PERSON

                WITH
------------------------------------- ----- ------------------------------------
                                      : 8 SHARED VOTING POWER
                                      :
                                      :     NONE
                                      :
------------------------------------- ----- ------------------------------------
                                      : 9   SOLE DISPOSITIVE POWER
                                      :
                                      :     20,000 (ITEM 5)
                                      :
------------------------------------- ----- ------------------------------------
                                      :10   SHARED DISPOSITIVE POWER
                                      :
                                      :     NONE
                                      :
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,000 (ITEM 5)

------- ------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.58%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
------- ------------------------------------------------------------------------

Item 1.  Security and Issuer

     This Amendment No. 5 to Schedule 13D relating to the Class A Common Stock of The Morgan Group, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on December 12, 1995. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

Item 2.  Identity and Background

     Item 2 is amended to delete as filers Lynch Interactive Corporation ("Lynch Interactive") and Brighton Communications Corporation ("Brighton") and to add Morgan Group Holding Co. ("Morgan Holding") as a filer. Brighton distributed all equity interests of the Issuer owned by it to Lynch Interactive, its parent. Lynch Interactive then contributed all such equity interests to Morgan Holding, a 100% owned subsidiary of Lynch Interactive. Effective January 24, 2002, Lynch Interactive distributed to its stockholders all the outstanding shares of Morgan Holding (except for 235,294 shares that are held in escrow for the benefit of a convertible noteholder). Lynch Interactive and Brighton no longer own any stock or other equity interest of the Issuer.

     Morgan Holding is a public holding company incorporated in Delaware and has its principal place of business at 401 Theodore Fremd Avenue, Rye, New York.

     Mario J. Gabelli ("Mr. Gabelli," and together with Morgan Holding the "Reporting Persons") is a director, Chairman of the Board and Chief Executive Officer and a substantial shareholder of Morgan Holding. He is a citizen of the United States.

     The Reporting Persons do not admit that they constitute a Group.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration Item 3 to


     Schedule 13D is amended,  in pertinent part, as follows:

     On April 3, 2002, Mr. Gabelli exercised Warrants to purchase 10,000 shares of Class A Common Stock of the Issuer at an exercise price of $2.25 per share using personal funds.

Item 4.   Purpose of Transaction


     Item 4 to Schedule 13D is amended,  in pertinent  part,  as follows:

     Lynch Interactive spun off Morgan Holding to separate Morgan Holding from its other businesses, which focus chiefly on the telecommunications industry. Notwithstanding the fact that prior to the spin-off the Issuer was both a public company and a separate operating subsidiary of Lynch Interactive, Lynch Interactive Corporation believed that its ownership interest in the Issuer no longer fit into its core business strategy.

Item 5.  Interest In Securities OfThe Issuer

     Item 5 to Schedule 13D is amended,  in pertinent part, as follows:

     (a) The aggregate number of Securities to which this Schedule 13D relates is 4,742,200 shares benefically owned by the Reporting Persons, representing 81.35% of the 3,448,157 shares outstanding. This latter number of shares is arrived at by adding the number of shares outstanding as reported in the Issuer's most recent Form 10-K for the year ended December 30, 2001 (1,248,157) to the number of shares which would be receivable by the Reporting Persons if they were to convert all of the Issuer's Class B Common Stock held by them (2,200,000 shares) into the Class A Common Stock of the Issuer. The 4,742,200 shares benefically owned by the Reporting Persons are comprised of the following:

             Shares of     Warrants to      Shares of     Warrants to     % of Class A
Name         Class A     purchase Class A     Class B   purchase Class B   Common Stock
            Common Stock   Common Stock   Common Stock    Common Stock    Benefically Owned
            ------------  ------------    ------------     ------------   -----------------
Morgan
Holding      161,100        161,100        2,200,000         2,200,000         81.29%

Mario
Gabelli       10,000         10,000*               0                 0          0.58%
(*See Item (c) below)



     Mr. Gabelli may be deemed to have beneficial ownership of the securities owned beneficially by Morgan Holding.

     Mr. Gabelli disclaims beneficial ownership of the securities beneficially owned by Morgan Holding.

     (b) Morgan Holding has the sole power to vote and dispose of the 4,722,200 shares of Class A Common Stock beneficially owned by it. Mr. Gabelli has the sole power to vote and dispose of the 20,000 shares of Class A Common Stock beneficially owned by him.

     (c) On April 3, 2002, Mr. Gabelli exercised his Warrants to purchase 10,000 shares of Class A Common Stock at $2.25 per share.

     Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 2002

                                             MORGAN GROUP HOLDING CO.


                                             By:/s/ Robert E. Dolan
                                             --------------------------------
                                             Chief Financial Officer


                                             LYNCH INTERACTIVE CORPORATION


                                             By:/s/ Robert E. Dolan
                                             --------------------------------
                                             Chief Financial Officer


                                             BRIGHTON COMMUNICATIONS CORPORATION


                                             By:/s/ Robert E. Dolan
                                             --------------------------------
                                             President


                                              MARIO J. GABELLI


                                              By:/s/John Fikre
                                              --------------------------------
                                              Attorney-in-Fact

                                   Schedule I



                      Information with Respect to Executive
                    Officers and Directors of the Undersigned


     Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.


Morgan Group Holding Co.
------------------------
401 Theodore Fremd Avenue, Rye, NY 10580

Directors:

Mario J. Gabelli      Chief Executive Officer and Chief Investment Officer of
                      Gabelli Group Capital Partners, Inc., Gabelli Asset
                      Management Inc., and GAMCO Investors, Inc.; Director/
                      Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman and Chief
                      Executive Officer of  Lynch Interactive Corporation;
                      Vice Chairman and Director of Lynch Corporation.
                                                   401 Theodore Fremd Avenue
                                                   Rye, NY 10580

Robert E. Dolan       Chief Financial Officer
                      Lynch Interactive Corporation
                      401 Theodore Fremd Avenue
                      Rye, NY 10580

John Fikre            Vice President--Corporate Development,
                      General Counsel and Secretary
                      Lynch Interactive Corporation
                      401 Theodore Fremd Avenue
                      Rye, NY 10580


Officers:

Mario J. Gabelli                          Chairman and Chief Executive Officer

Robert E. Dolan                           Chief Financial Officer

John Fikre                                Vice President and Secretary

Lynch Interactive Corporation,
-----------------------------
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

         Paul J. Evanson                           President
                                                   Florida Light & Power Co.
                                                   P.O. Box 14000
                                                   700 Universe Blvd.
                                                   Juno Beach, FL 33408

         Mario J. Gabelli                          See above--
                                                   Morgan Group Holding Co.

         Ralph R. Papitto                          Chairman and Chief Executive
                                                   Officer of Lynch Corporation
                                                   Chairman of the Board
                                                   AFC Cable Systems, Inc.
                                                   50 Kennedy Plaza - Suite 1250
                                                   Providence, RI   02903

         Salvatore Muoio                           Principal
                                                   S. Muoio & Co., LLC
                                                   Suite 406
                                                   509 Madison Ave.
                                                   New York, NY 10022

         John C. Ferrara                           President
                                                   SPACE.com
                                                   120 West 45th Street
                                                   New York, NY 10036

         David C. Mitchell                         Business Consultant
                                                   c/o Lynch Interactive
                                                   Corporation
                                                   401 Theodore Fremd Ave.
                                                   Rye, NY 10580

         Vincent S. Tese                           Lawyer, Investment Adviser
                                                   and Cable Television
                                                   Executive
                                                   c/o Bear Stearns & Company,
                                                   Inc.
                                                   245 Park Avenue, 19th Floor
                                                   New York, NY 10167

         Daniel R. Lee                             Business Consultant
                                                   c/o Lynch Corporation
                                                   401 Theodore Fremd Ave.
                                                   Rye, NY 10580



Officers:

         Mario J. Gabelli                          Chairman and Chief Executive
                                                   Officer

         Robert E. Dolan                           Chief Financial Officer

         John Fikre                                Vice President--Corporate
                                                   Development, General Counsel
                                                   and Secretary

Brighton Communications Corporation
-----------------------------------
401 Theodore Fremd Avenue Rye, NY 10580
Directors:

         Robert E. Dolan                           See above--Morgan Group
                                                   Holding Co.

Officers:

         Robert E. Dolan                           President, Controller,
                                                   Treasurer and Assistant
                                                   Secretary